UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14-d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Adams Natural Resources Fund, Inc.

(Name of Subject Company (Issuer))

Ancora Advisors, LLC

Bulldog Investors, LLC

(d/b/a The Bulldog-Ancora Group)

(Names of Filing Person (Offerer))

Common Stock, $0.001 par value

(Title of Class of Securities)

00548F105

(CUSIP Number of Class of Securities)

Phillip Goldstein

Bulldog Investors, LLC

Park 80 West—Plaza Two

250 Pehle Avenue, Suite 708

Saddle Brook, NJ 07663

Telephone: (201) 556-0092

(Name, Address and Telephone Number of a Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Fredrick DiSanto

Ancora Advisors, LLC

6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124

(216) 825-4000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$40,000,000.00	$5,192.00

*	This amount represents the maximum amount of the offer.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #1 for fiscal year 2020, issued August 23, 2019, by multiplying the transaction value by .0001298.

[  ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[  ] issuer tender offer subject to Rule 13e-4

[  ] going-private transaction subject to Rule 13e-3

[  ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

SCHEDULE TO

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by The Bulldog-Ancora Group (the “Group”), on behalf of certain clients of its members, to purchase up to $40,000,000 of the outstanding shares of common stock, $0.001 par value (the “Shares”), of Adams Natural Resources Fund, Inc., a Maryland corporation (“PEO”), for cash at a price per Share of 90% of net asset value (“NAV”) per Share, based on the NAV per Share at the close of the regular trading session of the New York Stock Exchange (the “NYSE”), on the Expiration Date (the “Pricing Date”), less any applicable withholding taxes and any brokerage fees that may apply, and without interest thereon (the “Purchase Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the “Offer”) copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to the Introduction, Items 1-9 and Item 11 of this Schedule TO.

Item 10.	FINANCIAL STATEMENTS.

Not Applicable.

Item 12.	MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated July 10, 2020

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(F)	Press Release Issued by the Group, dated July 10, 2020, Announcing the Commencement of the Offer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	July 10, 2020
THE BULLDOG-ANCORA GROUP

By: BULLDOG INVESTORS, LLC
Title: Group Member

		By:	/s/ PHILLIP GOLDSTEIN

		Name:	Phillip Goldstein
		Title:	Member and Manager

BY: ANCORA ADVISORS, LLC
Title: Group Member

		By:	/s/ FREDRICK DISANTO

		Name:	Fredrick DiSanto
		Title:	Chairman and CEO

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated July 10, 2020.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(F)	Press Release Issued by the Group, dated July 10, 2020, Announcing the Commencement of the Offer.